[Letterhead of Sutherland Asbill & Brennan LLP]

August 10, 2012

VIA EDGAR

Ms. Mary Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.
Registration Statement on Form N-2
filed August 10, 2012

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-179450) (the “Rights Offering Registration Statement”), initially filed with the Commission on February 9, 2012 and declared effective, as amended, on March 28, 2012, which Rights Offering Registration Statement related to the Company’s offering of non-transferable rights to its stockholders of record entitling such rights holders to subscribe for shares of the Company’s common stock, except for (i) revisions reflecting material developments relating to the Company during the fiscal year ended March 31, 2012 and the three months ended June 30, 2012, (ii) information specific to the terms and manner of the securities that may be offered pursuant to the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended March 31, 2012 and an unaudited schedule of investments as of June 30, 2012, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon